May 7, 2015

RE: Get cash now from your Steadfast Income REIT investment.

Dear Investor,

Good news!  Now you can sell your Steadfast Income REIT, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $6.00 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Steadfast to decide if or when you get your money back. But this offer expires on June 19, 2015, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. In October, the company announced that it was evaluating strategic alternatives for a potential liquidity event. As a result of the evaluation, however, the company decided to delay a liquidity event for shareholders. Now, Steadfast plans to renovate certain properties in the hope of increasing the value of its portfolio. Sell today and ensure you get your money out from this security.

•	No redemptions. The company suspended its share redemption program in November and has stated, “there is no assurance as to if or when” it will be reinstated.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Steadfast confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires June 19, 2015 (unless extended). So don’t delay. Fill out and mail in the Steadfast Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 4,000,000 Shares at a price of $6.00 per Unit, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/steadfast.pdf, or by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON June 19, 2015, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.